SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

LIFEVANTAGE CORPORATION

(Name of Subject Company (Issuer)and of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Classes of Securities)

53222K106

(CUSIP Number of Classes of Securities’ Underlying Common Stock)

Carrie E. McQueen

Chief Financial Officer, Secretary & Treasurer

LifeVantage Corporation

10813 S. River Front Parkway, Suite 500, South Jordan, UT 84095

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Kirt W Shuldberg, Esq.

Edwin Astudillo, Esq.

Sheppard, Mullin, Richter & Hampton LLP

12275 El Camino Real, Suite 200, San Diego, California 92130

Telephone:   (858) 720-8900

Facsimile:   (858) 509-3691

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,773,733	$1,694

*

The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes all warrants to purchase shares of the issuer’s common stock subject of the offer, having an aggregate value of $14,773,733 as of November 28, 2011, will be modified pursuant to the terms of the offer. The aggregate value of such warrants was calculated based on the Dilution Adjusted Black-Scholes pricing model.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $114.60 per one million dollars of transaction value, in accordance with Rule 0-11.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,694	Form or Registration No.:	Schedule TO-I (File No. 005-80096)
Filing Party:	LifeVantage Corporation	Date Filed:	November 29, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transactions subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by LifeVantage Corporation, a Colorado corporation (the “Company”), with the Securities and Exchange Commission on November 29, 2011 relating to the offer by the Company to modify, upon the terms and conditions described in the Offer to Modify and Consent Solicitation Statement in Respect of Warrants dated November 29, 2011, a copy of which was attached as Exhibit (a)(1)(i) to the Schedule TO (as it may be amended or supplemented from time to time, the “Offer to Modify”) and in the Amendment to Warrant, a copy of which was attached as Exhibit (a)(1)(ii) to the Schedule TO (as the same may be amended or supplemented from time to time, the “Amendment” and, together with the Offer to Modify, the “Offer” ), certain of its outstanding warrants to (i) remove the “down-round anti-dilution provision” contained in those warrants and (ii) extend the period during which those warrants may be exercised by 30 days.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934.

The information set forth in the Offer to Modify, including all schedules thereto, and the Amendment are hereby expressly incorporated by reference in response to all items of this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein. All defined terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Modify.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Modify under the heading “20. How will I know if the offer is extended?” under heading “Summary Term Sheet” is amended as follows:

If we extend the offer, we will publicly announce the extension no later than 9:00 a.m., Eastern time, on the next business day following the original expiration date of the offer. See “THE OFFER—Section 5. Expiration Date,” below.

Item 4.	Terms of the Transaction.

(a)         Item 4(a) of the Schedule TO is hereby amended as follows:

The information set forth in the Offer to Modify under the headings “THE OFFER—Section 5. Expiration Date” and “THE OFFER—Section 15. Extension of Offer; Termination; Amendment” with respect to the time by when a public announcement would be issued if the offer was extended is hereby amended to provide that any extension of the offer will be followed promptly by public announcement thereof to be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration of the offer.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 19, 2011, we announced that we expect that as of 9:00 p.m., Eastern time, on December 29, 2011, which is the time the offer expires, we will have received the requisite approvals such that all of the warrants covered by the offer will be amended as contemplated by the offer.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Modify and Consent Solicitation Statement in Respect of Warrants, dated November 29, 2011.
(a)(1)(ii)*	Form of Amendment to Warrant

(b)	None.
(d)	None.
(g)	None.
(h)	None.

  * Previously filed.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 19, 2011	LIFEVANTAGE CORPORATION

	By:	/s/ Carrie E. McQueen
		Name:	Carrie E. McQueen
		Title:	Chief Financial Officer, Secretary & Treasurer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)*	Offer to Modify and Consent Solicitation Statement in Respect of Warrants, dated November 29, 2011.
(a)(1)(ii)*	Form of Amendment to Warrant
(b)	None.
(d)	None.
(g)	None.
(h)	None.

  * Previously filed.